EXHIBIT 1.02
CONFLICT MINERALS REPORT FOR WEST MARINE INC.

This Conflict Minerals Report (“Report”) of West Marine Inc. (“West Marine” or the “Company") for the year ending December 31, 2013 is filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), and prepared in accordance with the instructions to Form SD, as modified by the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the SEC on April 29, 2014 (the “SEC Statement”).

As a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), the SEC adopted Rule 13p-1 in 2012, instituting reporting and disclosure requirements for SEC registrants who manufacture or contract to manufacture products containing columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives (limited to tantalum, tin, and tungsten), and gold (collectively, “Conflict Minerals”) necessary to the functionality or production of such products. If a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Democratic Republic of the Congo or an adjoining country, or if it is unable to determine the country of origin of its Conflict Minerals, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody. Annually, such a registrant must file a Form SD, including, if applicable, a Conflict Minerals Report, with the SEC that includes the description and results of those due diligence measures.

In accordance with the instructions to Form SD, as modified by the SEC Statement, this Report outlines the diligence measures undertaken by the Company to assess the source and chain of custody of necessary Conflict Minerals in its supply chain.

The Company’s Form SD for the calendar year ended December 31, 2013 and this Conflict Minerals Report can be found publicly on its Investor Relations website at: www.westmarine.com > Investor Relations > SEC Filings.

The Company’s related Policy Statement on sourcing Conflict Minerals can be found publicly on its Investor Relations website at: www.westmarine.com > Investor Relations > Corporate Governance > Conflicts Mineral Policy.

Company Overview

The Company was founded in 1968 by a sailor and has grown to become the largest omni-channel specialty retailer exclusively offering boating supplies, gear, apparel, footwear and other waterlife-related products to anyone who enjoys recreational time on or around the water. The Company offers a broad selection of core boating and water recreation products, primarily serving the needs of boat owners. It does this through physical stores and an eCommerce web site, making it a leading omni-channel specialty retailer in its sector. It is a broad waterlife outfitter and the leading boat parts specialty retailer in the United States.

(1)    Reasonable Country of Inquiry

The Company established a multi-department initiative in 2013 for scoping and evaluating the lines of products manufactured or contracted to be manufactured by the Company on a product-by-product basis to determine which of these products were most likely to contain Conflict Minerals that are “necessary to the functionality or production” of the product (“In Scope Products”).

Through the initiative, 240 suppliers were identified that provide the Company with components, parts or products for the In Scope Products. These suppliers were then targeted for initial diligence to identify the Conflict Minerals in their supply chain and, where known, country of origin and source smelter information. By partnering with a third-party software solutions provider, the Company conducted a supply-chain survey of the identified suppliers, using the standard

Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template. Data collection for the reporting period continued through March 2014.

Of the suppliers surveyed, 75 (or 31%) provided responses to the Company. The results the Company received were mixed and raised Red Flags that will be addressed as the Company moves forward in improving its supply chain transparency. In particular, the Company noted:

•	A high percentage of non-responsive suppliers

•	Incomplete reporting templates returned as responses

•	Failure of suppliers to identify smelters used in their supply chains

•	A lack of supporting materials from responding suppliers

Many responses led the Company to believe that suppliers did not fully understand the purpose and significance of the inquiry. For example, multiple suppliers responded that they do not use any of the four Conflict Minerals identified; however, the products they manufacture for the Company suggest a high likelihood that they could or would contain the Conflict Minerals identified. The inconsistencies indicate that the Company needs to take a more “hands-on” and collaborative approach in 2014 by encouraging supplier responsiveness and increasing the accuracy and completeness of responses.

Over the course of this initial review, approximately 27% of the products initially identified as In Scope Products were removed for not actually containing Conflict Minerals or simply being discontinued.

(2)    Due Diligence

Following this initial review, the Company conducted more extensive diligence on its supply chain as required by Rule 13p-1. The due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by The Organization for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. The Company’s five-step process, included: (1) establishment of strong company management systems; (2) identification and assessment of supply chain risk; (3) development and implementation of a risk response strategy; (4) third-party audit of our due diligence practices, as may be required; and (5) preparation of an annual report on supply chain due diligence.

Step 1: Establishment of Strong Company Management Systems

•	Engaged Senior Level Executives in development of the Company’s assessment and compliance process

•	Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice President of Merchandising

•	Identified and educated internal departments affected

•	Merchandising (Sourcing)

•	Regulatory and Compliance

•	Finance

•	Supplier Relations

•	Updated the Company’s Sourcing Policy, making it clear that there is an expectation that Suppliers will seek to obtain materials from “conflict-free” sources

•	Communicated Sourcing Policy to Suppliers and prospective Suppliers via direct correspondence and online on our website

•	Communicated the Company’s intent to continue to work towards education of Suppliers with regard to Conflict Minerals for increased understanding and commitment to compliance

•	Confirmed that Supplier Terms & Conditions require conformity to the Company’s policy

•	Established system of controls to evaluate the Company’s supply chain, including:

•	Analyzing the entire product line annually for scoping as to whether or not the products are contract to manufacture

•	Developing internal process to evaluate new product lines as developed to eliminate the introduction of Conflict Minerals into the supply chain where possible

•	Evaluating products individually by Regulatory Compliance and Merchandising Staff

•	Final decision making responsibility for sourcing from Suppliers rests with Executive Vice President of Merchandising

•	Engaged Third Party Software Solution to manage survey responses and evaluate data points

•	Feedback mechanism in place through the Company’s Supplier support services

Step 2: Identification and Assessment of Supply Chain Risk

•	Reviewed the Company’s product lines to determine which Suppliers provide the Company with manufactured or contracted to be manufactured products.

•	Determined which manufactured & contracted to be manufactured Products may contain Conflict Minerals that are “necessary to the functionality or production” of the Product (“In Scope Products”).

•	Conducted Due Diligence Assessment of Companies supplying the Company with In Scope Products.

•	Designed and Implemented Supplier Engagement Program

•	Developed contact list of Suppliers for In Scope Products

•	Individually listed In Scope Products for each Supplier using unique stock keeping unit (“SKU”) requiring responses from Suppliers on a “per product” basis

•
Communicated directly to the Company’s main Supplier Contact using the Company’s normal protocol for communicating with Suppliers. For this purpose, the Company did not send out letters on a generic basis. Rather, the Company sent a specific email to a named individual with whom we regularly communicate which contained a detailed letter with a direct link, log in information, and explicit directions on what was expected. The communication included a statement voicing the Company’s commitment to Conflict-free sourcing.

•	Hired Third Party Software Solution provider for Supplier engagement and record keeping of responses from Suppliers

•	Communicated to 100% of Suppliers identified as supplying initial In Scope Products to the Company during the relevant reporting period

•	Used the basic form of the EICC/GeSI Conflict Minerals Reporting template to design survey

•	Analyzed results of Supplier surveys.

•	Suppliers who were unable to respond using the Company’s Third Party Software Solution were provided with an individual report as requested

•	Where provided, the Company compared smelters and refiners identified in the supply chain survey using the EICC/GeSI Conflict Minerals Reporting

•	Reviewed responses on a Supplier by Supplier, and SKU by SKU basis to validate accuracy of data and to determine next steps

Step 3: Development and Implementation of a Risk Response Strategy

•	First Year

•	Initial scoping based on analysis of all the Company’s products

•	Communicate survey to 100% of Suppliers of In Scope Products

•	Base Line Analysis of responses to Tier 1 Suppliers of In Scope Products

•	Identify Red Flag markers and evaluate the Company’s proposed Investigative Steps

•	Moving Forward

•	Communicate survey to 100% of Suppliers of In Scope Products for each year

•	Increase Supplier education outreach to all Suppliers

•	Add third party reporting customers requests to Supplier Survey

•	Require Merchandising analysis of potential Conflicts Minerals risk at time of sourcing In Scope Products

•	Continue to Identify Red Flag markers and evaluate the Company’s proposed Investigative Steps

•	Develop and implement a progressive performance improvement plan for Suppliers as needed

Step 4: Third Party Audit of Due Diligence Practices

•	This Report is not subject to an independent private sector audit in accordance with the guidance set forth in the SEC Statement.

Step 5: Report Annually on Supply Chain Due Diligence

•	The Company’s 2014 Form SD, Conflict Minerals Report exhibit, and its Policy Statement on Sourcing Conflict Minerals are publicly posted online on the Company’s website.

In summary, as a result of the Company’s diligence efforts, it initially identified 376 suppliers that provide manufactured or contracted to manufacture products. After the product-by-product review of those products, 240 suppliers (64%) were classified as providing the Company with In Scope Products. The Company’s diligence measures resulted in responses from 75 (31%) of those suppliers identified and targeted. Three of the responding Suppliers provided smelter information, however they did not identify which minerals were derived from each smelter. Based upon its diligence, the Company has reached the following conclusions:

a)	It manufactured or contracted to manufacture products as to which Conflict Minerals are necessary to the functionality or production of such products (“In Scope Products”).

b)	Due diligence on Tier 1 supplier responses indicated that the Company’s processes were insufficient to obtain reliable and verifiable responses from suppliers.

c)
Suppliers require additional training and guidance from the Company on responsible Conflict Mineral sourcing initiatives in order to increase supplier engagement and improve ongoing compliance and reporting efforts.

(3)    Product Description

The Company’s product categories include: Men’s & Women’s Clothing; Shoes; Electronics & Navigation; Sailing; Fishing; Watersports; Boats, Motors & Parts; Galley & Outdoor; Safety; Anchor & Docking; Maintenance; Electrical; and Plumbing & Ventilation. Due to the outsourced manufacturing process the Company uses for private label products, each category identified above includes products that could contain Conflict Minerals sourced from the Democratic Republic of the Congo or an adjoining country.

Conclusion

Due to the breadth and scope of the Company’s product categories and the resulting complexity of its supply chain, the Company acknowledges that the process of successfully tracing all of the Conflict Minerals used in its manufactured or contracted to manufacture products to their country of origin will take additional time and resources. Moving forward, the Company remains committed to implementing processes to improve the quantity and quality of Supplier responses, verify Supplier responses provided, and evaluate new product lines as developed to eliminate the introduction of Conflict Minerals into the supply chain where possible.

West Marine’s success in making determinations about the presence and source of Conflict Minerals in its products depends upon various factors including, but not limited to, the respective due diligence efforts of its suppliers and their supply chain and their respective willingness, whether public or private entities, to disclose such information to the Company, and the ability of the involved entities in making their determinations in accordance with nationally or internationally recognized standards, including the OECD Guidance and other initiatives or guidance that may develop over time. The failure to obtain reliable information from any level of West Marine’s supply chain could have a material impact on the Company’s future ability to report on the presence of Conflict Minerals with any degree of certainty. There can be no assurance that the Company’s suppliers will continue to cooperate with diligence inquiries and requests for certifications or provide documentation or other evidence that West Marine considers reliable or in a time frame sufficient to allow the Company to make its own assessment following appropriate further diligence measures, if any.

Policy Statement on Sourcing Conflict Minerals

Background

On August 22, 2012, the U.S. Securities and Exchange Commission (“SEC”) approved the final rule regarding sourcing of Conflict Minerals under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act and its related rules require publicly traded companies to disclose whether the products they manufacture or contract to manufacture contain Conflict Minerals that are sourced from mines, refiners or smelters in the Democratic Republic of the Congo (“the DRC”) or adjoining countries - a practice which has been found to contribute to the severe abuse of human rights. Conflict Minerals are columbite-tantalite (tantalum), cassiterite (tin), gold, or wolrafamite (tungsten), sourced, mined or smelted at locations in the Democratic Republic of the Congo (“DRC”) or its adjoining countries (the Republic of Congo, Angola, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda or Zambia).

West Marine’s Commitment

West Marine condemns the violence in the DRC region and takes our obligation to comply with the new legislation very seriously. We are committed to sourcing components and materials from socially responsible Suppliers that share our values around human rights, ethics and environmental responsibility. We expect the manufacturers of the products we sell and distribute to adopt similar policies for their businesses as well.

West Marine aims to partner with Suppliers who obtain Conflict Minerals from sources outside the DRC region or from sources within the DRC region that are confirmed to be “conflict-free” sources. As such, we are implementing, consistent with the Due Diligence Guidance for Responsible Supply Chains of Minerals, including the Gold Supplement (the “Guidance”), issued by the Organization for Economic Co-operation and Development (“OECD”), supply chain diligence measures and policies and procedures to ensure responsible sourcing of Conflict Minerals in our products.

West Marine is committed to working with Suppliers in our supply chain to educate them on these matters and the steps they can take to increase the transparency regarding the origin of minerals contained in the products they manufacture for West Marine. We will survey our Suppliers, from time to time as appropriate, to understand what programs they have in place to track the source of Conflict Minerals used in the products they manufacture.

Due to the enormity of West Marine’s and our Suppliers’ supply chain, we anticipate that our diligence efforts will be ongoing indefinitely as Suppliers endeavor to verify the origin of Conflict Minerals they use. West Marine is committed to ensuring that the original sources of all Conflict Minerals in our products have been traced successfully.

Supplier Expectations

Since West Marine does not source raw minerals directly from mines, refiners or smelters, we require the cooperation of our Suppliers to properly implement this policy and enable us to meet our reporting and disclosure requirements. To help West Marine implement this policy, we expect our Tier 1 Suppliers to:

•	Adopt policies that are consistent with our policy and pass similar guidelines along to affected sub-suppliers;

•	Seek to obtain materials from “conflict-free” sources, ensuring that parts and products supplied to West Marine do not contain Conflict Minerals that are not “DRC Conflict-Free;”

•
Comply with West Marine’s annual due diligence efforts, providing written assurance of the conflict-related status for products manufactured on behalf of West Marine, where available and as supported with business records and other available information; and

•	Recognize that West Marine will evaluate its sourcing decisions based on our Suppliers’ willingness to cooperate in this on-going effort.